CONTRACT ADDENDUM

THIS CONTRACT ADDENDUM dated this 5th day of February, 2019

BETWEEN:

Boyar Value Fund, Inc.

OF THE FIRST PART

- AND-

Ladenburg Thalmann & Co. Inc.,

OF THE SECOND PART

Background

A.	Boyar Value Fund, Inc. and Ladenburg Thalmann & Co. Inc. (the "Parties") entered into the Underwriting Agreement (the "Contract") dated February 5, 2019, pursuant to which Ladenburg Thalmann & Co. Inc. serves as the Fund’s principal underwriter.
B.	The Parties desire to amend the Contract on the terms and conditions set forth in this Contract Addendum (this "Addendum"). Boyar Asset Management, Inc. is a party to this Contract solely for purposes of its obligations set forth in Section 1(b).
C.	This Addendum is the first amendment to the Contract.

IN CONSIDERATION OF the Parties agreeing to amend their obligations in the existing Contract, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to keep, perform, and fulfill the promises, conditions and agreements below:

Amendments

1.	The Contract is amended as follows:
a.	Ladenburg Thalmann & Co. Inc. will serve as distributor to the Boyar Value Fund, Inc. through no later than the August 2019 Boyar Board meeting. Ladenburg Thalmann & Co. Inc. will be recompensed on a monthly basis in the amount of $2,000.00 for their services (the “Fee”). The Fund will be responsible for paying Ladenburg Thalmann & Co. Inc. only such portion of the Fee (such portion, the “Fund Portion”) as remains available for payment by the Fund during the corresponding monthly period under its Rule 12b-1 plan(s) (as in effect from time to time) after satisfying obligations to brokers, dealers, and other financial intermediaries (other than Ladenburg Thalmann & Co. Inc.) who sell shares of the Fund.
b.	Boyar Asset Management, Inc., as the investment adviser to the Fund, will be responsible for paying Ladenburg Thalmann & Co. Inc. the amount (if any) by which the Fee attributable to a monthly period exceeds the Fund Portion for that same monthly period. Neither the Contract nor this Addendum may be amended without the prior written consent of Boyar Asset Management, Inc.

No Other Change

2.	Except as otherwise expressly provided in this Addendum, all of the terms and conditions of the Contract remain unchanged and in full force and effect.

Miscellaneous Terms

3.	Capitalized terms not otherwise defined in this Addendum will have the meanings ascribed to them in the Contract. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Addendum. Words in the singular mean and include the plural and vice versa. Words in the masculine include the feminine and vice versa. No regard for gender is intended by the language in this Addendum.

Governing Law

4.	Subject to the terms of the Contract, it is the intention of the Parties that this Addendum, and all suits and special proceedings under this Addendum, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the State of New York, without regard to the jurisdiction in which any action or special proceeding may be instituted.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal on this 5th day of February, 2019.

/s/ Sean Lawler WITNESS: Sean Lawler	Boyar Value Fund, Inc. Per: /s/ Sam Singh (Seal)
_______________________________ WITNESS: ______________________	Ladenburg Thalmann & Co. Inc., Per:/s/ Phillip Blancato (Seal)
_______________________________ WITNESS: ______________________	Solely for purposes of Section 1(b): Boyar Asset Management, Inc. Per:/s/ Mark Boyar (Seal)